December 13, 2007

Mail Stop 3561

Paul G. Savas
Executive Vice President and Chief Financial Officer
M & F Worldwide Corp.
35 East 62nd Street
New York, NY 10021

**RE:    M & F Worldwide Corp.**
        **File No. 001-13780**
        **Form 10-K: For the Fiscal Year Ended December 31, 2006**

Dear Mr. Savas:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.


                                            Sincerely,


                                            Michael Fay
                                            Branch Chief